Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six-month periods ended June 30, 2025 and 2024. Unless the context otherwise requires, references to the “Partnership,” “we,” “our,” and “us” or similar terms are to Dynagas LNG Partners LP and its wholly-owned subsidiaries; references to Dynagas LNG Partners LP are to Dynagas LNG Partners LP and not its subsidiaries; and references to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our “General Partner” are to Dynagas GP LLC, an entity owned and controlled by our Sponsor, and references to our “Manager” are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou.

All references in this report to “SEFE,” “Equinor,” “Yamal,” and “NextDecade” refer to SEFE Marketing and Trading Singapore Pte Ltd (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), Equinor ASA (formerly named Statoil ASA), Yamal Trade Pte. Ltd., and NextDecade Corporation (Nasdaq:NEXT), respectively, and certain of their respective subsidiaries or affiliates, which are our current or prospective charterers. The “Yamal LNG Project” refers to the LNG production terminal on the Yamal Peninsula in Northern Russia. The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year that require ice-class designated vessels to transport LNG from this facility, for which two of the vessels in our Fleet have been contracted. The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%), and Yaym Limited (9.9%).

You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks, and uncertainties that may be outside our control, which could cause actual events or conditions to differ materially from those currently anticipated, expressed, or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission, or the SEC, on April 10, 2025, and our other filings with the SEC, which contain additional information relating to our management’s discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.

Business Overview and Development of the Partnership

We are a limited partnership focused on the ownership and operation of liquefied natural gas (“LNG”) carriers. Our fleet currently consists of six vessels, five of which are assigned Ice Class notation 1A FS and are fully winterized (Arc-4 LNG carriers). Arc-4 LNG carriers are capable of operating both in conventional open water LNG trade routes and in ice-bound or harsh environment regions, withstanding temperatures as low as -30ºC. As such, in addition to serving standard LNG transportation needs, these vessels are also capable of supporting remote LNG production projects in regions with ice-bound or other harsh climatic conditions.

All of the vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, including SEFE, Equinor, Yamal, and NextDecade, which we expect will provide us with the benefits of fixed-fee contracts, predictable cash flows, and high utilization rates.

We are currently focused on a disciplined capital allocation strategy that prioritizes maintaining balance sheet strength through the repayment of debt. Subject to the financial condition of the Partnership, we may also return capital to our common unitholders through cash distributions to our common unitholders, common unit repurchases and other initiatives that we believe support the long-term financial health of the Partnership. Our objective is to continue deleveraging, returning capital to our common unitholders in a sustainable manner and positioning the Partnership for potential future growth opportunities, while navigating an uncertain geopolitical landscape and an evolving environmental regulatory framework. We intend to pursue growth opportunities only to the extent they are expected to be accretive to the Partnership and can be financed on terms acceptable to us or are otherwise aligned with the long-term financial health of the Partnership. There can be no assurance, however, that any such opportunities will be available, completed, or result in favorable returns or enhanced unitholder value.

We may acquire additional vessels from our Sponsor, from entities associated with the shareholders of our Sponsor or from third-parties. We may also engage in investment opportunities in the general shipping industry or incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third-party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities, or other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all, or that we will be able to execute our plans for growth.

As of the date of this report, we have outstanding 36,530,944 common units, 35,526 general partner units, and 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the “Series A Preferred Units.” Our Sponsor currently beneficially owns approximately 42.7% of the equity interests in the Partnership (excluding the Series A Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.

Recent Events

Full Redemption of Series B Preferred Units

On May 27, 2025, we exercised our option to redeem, in full, 2,200,000 of our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (“Series B Preferred Units”), representing all of the Series B Preferred Units that were issued and outstanding. The Series B Preferred Units were redeemed on July 25, 2025 (the “Redemption Date”), at a price equal to $25.00 per redeemed Series B Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date. Trading of the Series B Preferred Units on the New York Stock Exchange ceased prior to market open on the Redemption Date.

Series A Preferred Units Cash Distribution

On August 12, 2025, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2025 to August 11, 2025, to all Series A Preferred unitholders of record as of August 5, 2025.

Common Units Cash Distribution

On August 29, 2025, we paid a cash distribution of $0.049 per unit on our common units for the quarter ended June 30, 2025, to all common unitholders of record as of August 25, 2025.

Our Fleet and our Charters

As of September 18, 2025, our Fleet consisted of six LNG carriers with an average age of approximately 15.1 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, including SEFE, Equinor, Yamal and NextDecade. As of September 18, 2025, the estimated contracted revenue backlog of our Fleet was approximately $0.9 billion with average remaining contract duration of approximately 5.4 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, variable hire rate adjustments, and other factors that may result in lower revenues than our average contract backlog per day.

The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of September 18, 2025:

								Latest Charter
		Cargo						Expiration
	Year	Capacity	Ice			Earliest Charter	Latest Charter	including options to
Vessel Name	Built	(cbm)	Class	Propulsion	Charterer	Expiration	Expiration	extend
Clean Energy	2007	149,700	No	Steam	SEFE NextDecade	March 2026 March 2028	April 2026 April 2028	n/a n/a
Ob River	2007	149,700	Yes	Steam	SEFE	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	SEFE	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor NextDecade	August 2026 August 2033	September 2026 September 2033	n/a n/a
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049(1)
Lena River	2013	155,000	Yes	TFDE*	Yamal	Q2 2034	Q3 2034	Q4 2049(2)

* As used in this report, “TFDE” refers to tri-fuel diesel electric propulsion system.

(1)	On August 14, 2018, the Yenisei River was delivered early to Yamal immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The charter contract for the Yenisei River with Yamal in the Yamal LNG Project has an initial term of 15.5 years, which may be extended at Charterers’ option by three consecutive periods of five years.
(2)	On July 1, 2019, the Lena River commenced employment under its long-term charter with Yamal. The charter contract for the Lena River with Yamal in the Yamal LNG Project has an initial term of 15 years, which may be extended at Charterers’ option by three consecutive periods of five years.

The following table summarizes our estimated contracted charter revenues and contracted days for the vessels in our Fleet for the remaining period of 2025 (September 18, 2025 through December 31, 2025) and for each of the years ending December 31, 2026 and 2027:

	September 18,
	2025 through	For the years ending
	December 31,	December 31,
Estimated contract backlog	2025	2026	2027
Contracted time charter revenues (in millions of U.S. dollars) (1)(2)	43.4	157.4	156.3
Contracted days	624	2,190	2,190
Available Days	624	2,190	2,190
Contracted/Available Days	100%	100%	100%
(1)	Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.
(2)	Estimated contracted revenues for each of the period / years 2025, 2026, and 2027 include the amount of $3.5 million, $12.1 million, and $12.0 million, respectively, which relate to the estimated portion of the variable hire contained in the above-mentioned time charter contracts with Yamal, which represent the operating expenses of the respective vessels and are subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessel’s operating costs.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons. In addition, as of June 30, 2025, we derived our revenues from three charterers, SEFE, Yamal, and Equinor, who accounted for 39%, 36% and 25% of our revenues, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Specifically, in the six-month period ended as of June 30, 2025, we earned 36% of our revenues from Yamal, which trades primarily from Russian LNG ports. Due to the ongoing conflicts between Russia and Ukraine, the United States, European Union, Canada, and other western countries and organizations announced and enacted, from February 2022 to date, numerous sanctions against Russia, which have not affected LNG shipping in the main trading routes of our vessels. Our time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine. On April 4, 2022, SEFE Germania, the indirect parent of SEFE and all its subsidiaries, was placed under the control of the German government for an indefinite period of time and the vessels under the time charters with SEFE no longer trade from Russian LNG ports.

The recent war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already adopted by the United States, the European Union and the United Kingdom among other countries, which could adversely affect our charterers and our future revenues from our time charter contracts with Yamal. Additionally, our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited to, changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the information presented in the Estimated contract backlog table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Operating results

Selected Financial Information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in thousands of United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.

	Six Months Ended
	June 30,
Selected Historical Financial Data and Other Operating Information	2025	2024
STATEMENT OF COMPREHENSIVE INCOME (In thousands of U.S. dollars, except for units and per unit data)
Voyage revenues	$77,720	$75,670
Voyage expenses-including related party (1)	(3,289)	(1,708)
Vessel operating expenses	(16,478)	(15,421)
General and administrative expenses-including related party (2)	(971)	(1,114)
Management fees-related party	(3,361)	(3,281)
Depreciation	(15,900)	(15,988)
Operating income	$37,721	$38,158
Interest and finance costs, net	(10,096)	(16,837)
Gain on derivative instruments, net	—	1,668
Loss on debt extinguishment	—	(331)
Other expense	—	(110)
Other, net	(346)	(90)
Net Income	$27,279	$22,458
Common unitholders’ interest in Net Income	$18,918	$15,951
Series A Preferred unitholders’ interest in Net Income	$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income	$2,936	$3,116
Deemed dividend on Series B Preferred Units	$2,031	$—
General Partner’s interest in Net Income	$19	$16

EARNINGS PER UNIT (basic and diluted):
Common Unit	$0.52	$0.43
Weighted average number of units outstanding (basic and diluted):
Common units	36,644,628	36,802,247

	June	December
	30, 2025	31, 2024
BALANCE SHEET DATA, at end of period / year:
Total current assets	$84,745	$78,162
Vessels, net	749,312	765,212
Total assets	$839,269	$847,153
Total current liabilities	135,665	83,896
Total other financial liabilities, gross of deferred financing fees, including current portion	300,808	322,891
Total partners’ equity	$445,858	$484,801

	Six Months Ended
	June 30,
Selected Historical Financial Data and Other Financial Information	2025	2024
CASH FLOW DATA
Net cash provided by operating activities	$42,384	$34,111
Net cash used in investing activities	—	(27)
Net cash used in financing activities	$(32,684)	$(72,271)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period	14.9	13.9
Available Days (4)	1,086	1,092
Fleet utilization (5)	99.7%	100%

OTHER FINANCIAL DATA
Cash distributions per Series A Preferred Unit (6)	$1.13	$1.13
Cash distributions per Series B Preferred Unit (7)	$1.29	$1.42
Time Charter Equivalent (in U.S. dollars) (8)	$68,537	$67,731
Adjusted EBITDA (8)	$54,775	$57,564
(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third-party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees, which are included in Management fees—related party.
(3)	Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available Days are the total number of calendar days our vessels were in our possession during a period less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.
(5)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.
(6)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first and second quarter of 2025 and 2024, respectively, which were paid in the second and third quarter of 2025 and 2024, respectively.
(7)	Corresponds to a cash distribution of $0.677286319 in respect of the first quarter of 2025, $0.614808 in respect of the second quarter of 2025, and $0.71764025 in respect of the first and $0.698533750 in respect of the second quarter 2024, which were paid in the second and third quarter of 2025 and 2024, respectively.
(8)	Non-GAAP Financial Information

TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Six Months Ended
	June 30,
(In thousands of U.S. dollars, except as otherwise stated)	2025	2024
Voyage revenues	$77,720	$75,670
Voyage expenses	(3,289)	(1,708)
Time charter equivalent revenues	74,431	73,962
Available Days	1,086	1,092
Time charter equivalent (TCE) rate (in U.S dollars)	$68,537	$67,731

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs, and other non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure, and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented below, may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to Adjusted EBITDA	Six months ended June 30,
(In thousands of U.S. dollars)	2025	2024
Net Income	$27,279	$22,458
Net interest and finance costs (1)	10,096	16,837
Depreciation	15,900	15,988
Gain on derivative financial instrument, net	—	(1,668)
Loss on Debt extinguishment	—	331
Deferred revenue and accrued charter revenue amortization	1,393	3,400
Amortization of deferred charges	107	108
Other expense (2)	—	110
Adjusted EBITDA	$54,775	$57,564
(1)	Includes interest and finance costs (inclusive of amortization of deferred financing fees), net of interest income, if any.
(2)	Includes other expense from provisions for insurance claims for damages incurred prior years.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

●	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
●	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, all six vessels in our Fleet are employed under multi-year time charters with staggered maturities, which is intended to make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we expect to be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future.
●	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days, and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;
●	Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance, and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily vessels’ drydocking and maintenance costs, are paid, can cause our vessel operating expenses to increase;
●	The number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
●	The timely delivery of any vessels we may acquire in the future;
●	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
●	The performance of our charterers’ obligations under their charter agreements;
●	The effective and efficient technical management of the vessels under our management agreements;
●	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;
●	The supply and demand relationship for LNG shipping services;
●	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety, environmental, and compliance standards that meet our charterers’ requirements;
●	Our ability to successfully defend against any claims, suits, and complaints, including, but not limited to, those involving government laws and regulations;
●	Economic, regulatory, political, and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

●	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
●	Our access to capital required to acquire additional ships and/or implement our business strategy;
●	Our level of debt, the related interest expense, our debt amortization levels, and the timing of required principal installments;
●	The level of our general and administrative expenses, including salaries and costs of consultants;
●	Our charterers’ right for early termination of the charters under certain circumstances;
●	Performance of our counterparties, which are limited in number, including our charterers’ ability to make charter payments to us;
●	The level of any distribution on all classes of our units; and
●	Other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 10, 2025, and reported from time to time in our periodic reports.

Significant Accounting Policies and Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments in the application of our accounting policies that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our consolidated financial statements. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Actual results may differ from these estimates under different assumptions and conditions.

For a description of all our significant accounting policies, see Note 2 to our unaudited interim consolidated financial statements included elsewhere in this report.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our unaudited interim consolidated financial statements included elsewhere in this report.

Results of Operations

Six months ended June 30, 2025 compared to the six months ended June 30, 2024

Voyage revenues

Voyage revenues increased by $2.0 million, or 2.6%, to $77.7 million in the six months ended June 30, 2025, compared to $75.7 million for the six months ended June 30, 2024. This increase is mainly attributable to (i) the non-cash effect of the amortization of deferred revenues and (ii) the value of the EU ETS emissions allowances (“EUAs”) due to the Partnership by the charterers of its vessels, pursuant to the terms of its time charter agreements (the corresponding value of the abovementioned EUAs, which the Partnership is obliged to surrender to the EU authorities, is included within Voyage expenses). The above increase in voyage revenues was partially offset by the decrease in cash revenues of the Arctic Aurora following its new time charter party agreement with Equinor ASA, which commenced in September 2023 and the fewer Calendar Days in the six months ended June 30, 2025, compared to the corresponding period in 2024.

Voyage expenses- including voyage expenses to related party

In the six months ended June 30, 2025, voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) were $3.3 million, compared to $1.7 million for the six months ended June 30, 2024, representing an increase of $1.6 million or 94.1%. The increase is primarily associated with the corresponding value of the EUAs, mentioned above, which we are obliged to surrender to the EU authorities.

Vessel operating expenses

Vessel operating expenses were $16.5 million, which corresponds to a daily rate of $15,173 per LNG carrier in the six-month period ended June 30, 2025, as compared to $15.4 million, or a daily rate of $14,122 per LNG carrier in the six-month period ended June 30, 2024. This increase is mainly attributable to increased planned technical maintenance on two of the Partnership’s vessels in the six - month period ended June 30, 2025, compared to the corresponding period in 2024.

General and Administrative Expenses- including related party costs

During the six-month periods ended June 30, 2025, and 2024, we incurred general and administrative expenses of $1.0 million and $1.1 million, respectively. The $0.1 million, or 9.1%, decrease in the six-month period ended June 30, 2025, as compared to the same period in 2024, was mainly associated with decreased D&O insurance and legal expenses, as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees, as well as other miscellaneous expenditures, essential to conduct our business.

Management fees- related party

During the six-month periods ended June 30, 2025 and 2024, we incurred management fees of $3.4 million and $3.3 million, respectively, or a daily fee of $3,095 and $3,005 per vessel per day, respectively. The 3.0% increase in the management fees in the six-month period ended June 30, 2025, as compared to the same period in 2024, is consistent with the annual daily rate increase prescribed in our management agreement.

Depreciation

Depreciation expense decreased by 0.6%, or $0.1 million, to $15.9 million in the six-month period ended June 30, 2025, from $16.0 million during the same period in 2024, due to fewer calendar days in the six - month period ended June 30, 2025, as compared to the same period in 2024.

Interest and finance costs

For the six-month periods ended June 30, 2025 and 2024, interest and finance costs were $11.2 million and $18.4 million, respectively. The decrease in the interest and finance costs of $7.2 million, or 39.1%, in the six-month period ended June 30, 2025, as compared to the same period in 2024 was mainly due to (i) the reduction in interest-bearing debt, resulting from the refinancing of the Partnership’s indebtedness in June 2024 and (ii) the decrease in the weighted average interest rate from 8.43% in the six months ended June 30, 2024, to 6.51% in the six months ended June 30, 2025. The above decrease in interest and finance costs was partially offset by the dividends attributable to the Series B Preferred Units, accrued from May 27, 2025, and up to June 30, 2025.

Interest Income

Interest income decreased by 31.3%, or $0.5 million, to $1.1 million during six months ended June 30, 2025, from $1.6 million during the six months ended June 30, 2024. The decrease is attributable to the decrease in interest rates during the six months ended June 30, 2025, as compared to the corresponding period of 2024.

Gain on derivative instruments, net

On May 7, 2020, we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provided a fixed 3-month SOFR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt then outstanding under our 5-year syndicated $675 million senior secured term loan (the “$675 Million Credit Facility”). The swap agreement expired in September 2024. The interest rate swap did not qualify for hedge accounting and during the six-month periods ended June 30, 2025 and 2024, we recognized a gain on the derivative financial instruments, net of nil and $1.7 million, respectively.

Loss on debt extinguishment

Loss on debt extinguishment decreased by 100%, or $0.3 million, to nil during the six months ended June 30, 2025, from $0.3 million loss during the corresponding period in 2024. This decrease of Loss on debt extinguishment is mainly attributable to the write-off of $0.3 million of the unamortized deferred financing fees attributable to the portion of the $675 Million Credit Facility that was extinguished in six months ended June 30, 2024, due to the full prepayment of the outstanding amount thereunder of $408.6 million, as described in our unaudited interim condensed consolidated financial statements.

Other Expense

Other Expense decreased to nil during the six months ended June 30, 2025, from $0.1 during the corresponding period in 2024. Other expense includes income from claims from hull and machinery and loss of hire insurance for damages incurred by our vessels in previous years.

Other, net

Other, net increased to $0.3 million during the six months ended June 30, 2025, from $0.1 during the corresponding period in 2024. Other, net includes expenses due to exchange differences.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors and funding capital expenditures and working capital. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six-month period ended June 30, 2025, our principal sources of funds were our operating cash. We frequently monitor our capital needs by projecting our fixed income, expenses, and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt, making at least the required distribution on our Series A Preferred Units in accordance with our Partnership Agreement, and funding of our normal working capital requirements, including vessel operating expenses and payments under our vessel management agreement with our Manager.

As of September 18, 2025, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our normal working capital and other cash requirements for our current business for at least the next twelve months.

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters. Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. No scheduled vessel drydocks are expected in 2025 and 2026. As of June 30, 2025, we have no other material capital expenditure commitments for the next twelve months.

On November 21, 2024, our Board of Directors authorized the Common Unit Repurchase Program, which authorizes the repurchase of up to an aggregate of $10 million of our outstanding common units over 12 months. Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the six-month period ended June 30, 2025, we re-purchased 216,185 common units for a total amount of $0.8 million.

On July 25, 2025, we redeemed all of the issued and outstanding Series B Preferred Units. The number of Series B Preferred Units redeemed was 2,200,000. Following completion of the Redemption, no Series B Preferred Units remain outstanding. The aggregate redemption payment consisted of the amount of $55.0 million (representing $25.00 per Series B Preferred Unit) plus an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared. The Redemption was funded by internal cash reserves and did not involve raising additional debt. For additional information, please see “Full Redemption of Series B Preferred Units” in Note 8 to our unaudited interim consolidated financial statements included elsewhere in this report.

Our long-term liquidity requirements relate primarily to funding capital expenditures, including the potential acquisition of additional vessels, and repaying our other financial liabilities.

In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. We expect that we will rely upon external financing sources, including bank borrowings, other financing arrangements and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2025, we had a working capital deficit of $50.9 million, as compared to the working capital deficit of $21.1 million as of June 30, 2024. Our working capital deficit was mainly due to the current portion of our other financial liabilities, as well as to the Redemption.

We believe that our anticipated sources of funds, as mentioned above and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units in accordance with our Partnership Agreement.

War between Russia and Ukraine

In the six-month period ended as of June 30, 2025, we earned 36% of our revenues from Yamal, which traded primarily from Russian LNG ports. Due to the ongoing war between Russia and the Ukraine, the United States, European Union, the United Kingdom, Canada, and other western countries and organizations announced and enacted, from February 2022 until the date of this report, numerous sanctions against Russia, which have not affected LNG shipping in the main trading routes of the Partnership’s vessels. Therefore, currently our time charter contracts have not been affected by the events in Russia and Ukraine sanctions imposed to date.

The terms of two of our charter parties with counterparties owned or controlled by Russian entities provide that, following a sanctions event (as defined in the relevant charter parties which is not triggered by the currently imposed sanctions), the parties may enter into discussions to evaluate certain options to remedy a sanctions event, provided it remains lawful for us to enter into such discussions, and for a suspension period of up to two years, provided always that these options would not be contrary to the sanctions. During such suspension period, we have the right to trade the vessel for its own account provided that we shall seek the charterers’ consent on fixtures for a duration of longer than six months, and the charterers have an option to purchase the vessel at a purchase price as agreed within the charter party, provided that the execution of such purchase option would not be contrary to the sanctions.

As there is currently uncertainty regarding the global impact of the ongoing war, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ two of its six vessels to their current charterers and the suspension, termination, or cancellation of such charter parties could thus adversely affect our results of operations, cash flows, and financial condition.

Despite the continuing uncertainty, we believe that, in the event of suspension, termination, or cancellation of any of these charters, we will be able to enter into time charters with terms that will be acceptable to the lenders. Thus, we believe that we will be in a position to maintain sufficient cash generating capacity to cover our working capital needs and pay our installment obligations under our Lease Financing or other debt agreements for the period ending one year after the issuance of our consolidated financial statements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters.

Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. No scheduled vessel drydocks are expected in 2025 and 2026. As at June 30, 2025, we have no other material capital expenditure commitments for the next twelve months.

Our Borrowing Activities

CDBL Lease Financing

On June 19, 2024, we entered into sale and leaseback agreements with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for four of our vessels, the Ob River, the Clean Energy, the Amur River, and the Arctic Aurora for the amounts of $71.2 million, $53.6 million, $73.1 million and $147.0 million, respectively (together, the “Lease Financing”). The Lease Financing closed on June 27, 2024.

Under the terms of the Lease Financing, we sold and simultaneously chartered back on a bareboat basis the OB River, the Clean Energy and the Amur River for a five-year period and the Arctic Aurora for a ten- year period, commencing on June 27, 2024. The charterhire principal is scheduled to be repaid in 20 consecutive quarterly installments paid in arrears for the OB River, the Clean Energy and the Amur River and 40 consecutive quarterly installments paid in arrears for the Arctic Aurora. The financing’s applicable interest rate is three-month Term SOFR plus a margin. Following the first anniversary of each bareboat charter, we will have the option at any time to repurchase the respective vessel at a predetermined price, as set forth in each respective agreement. At the end of the applicable bareboat charter period, we will have the obligation to repurchase such vessel at a price equal to the 20% of the financing amount with respect to the OB River, the Clean Energy and the Amur River and the 15% of the financing amount with respect to the Arctic Aurora. We will be required to maintain a minimum market value of each vessel of at least 120% of the respective outstanding principal balance throughout the charter period.

As of June 30, 2025, our outstanding borrowings relate to the Lease Financing from CBDL. For further information relating to our long- term debt and other financial liabilities, please see Note 5 to our unaudited interim condensed consolidated financial statement included elsewhere in this report.

Distributions

Distributions on Common Units

On February 27, 2025, we paid a cash distribution for the fourth quarter of 2024 of $0.049 per common unit, to all common unitholders of record as of February 24, 2025.

On May 23, 2025, we paid a cash distribution for the first quarter of 2025 of $0.049 per common unit, to all common unitholders of record as of May 19, 2025.

Distributions on Series A Preferred Units

On February 12, 2025, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from November 12, 2024 to February 11, 2025, to all Series A Preferred Unitholders of record as of February 5, 2025.

On May 11, 2025, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2025 to May 11, 2025, to all Series A Preferred Unitholders of record as of May 5, 2025.

On August 12, 2025, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2025 to August 11, 2025, to all Series A Preferred Unitholders of record as of August 5, 2025.

Distributions on Series B Preferred Units

On February 24, 2025, we paid a cash distribution of $0.677286319 per unit on our Series B Preferred Units for the period from November 22, 2024 to February 23, 2025, to all Series B Preferred Unitholders of record as of February 14, 2025.

On May 22, 2025, we paid a cash distribution of $0.614808 per unit on our Series B Preferred Units for the period from February 24, 2025 to May 21, 2025, to all Series B Preferred Unitholders of record as of May 15, 2025.

On July 25, 2025, the Partnership paid $0.45258267 per unit on our Series B Preferred Units, for the period from May 22, 2025 to July 25, 2025.

Distributions on General Partner Units

During the six-month periods ended June 30, 2025, and 2024, our Board of Directors approved two quarterly cash distributions to our General Partner and holder of the incentive distribution rights in the Partnership, of amount of $2 thousand and nil, respectively.

Cash Flows

The following table summarizes our net cash flows from/ (used in) operating, investing and financing activities and our cash and cash equivalents for the six-month periods ended June 30, 2025 and 2024:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2025	2024
Net cash provided by operating activities	$42,694	$34,111
Net cash used in investing activities	—	(27)
Net cash used in financing activities	(32,684)	(72,271)
Cash and cash equivalents at beginning of period	68,156	73,752
Cash and cash equivalents at end of period	$77,856	$35,565

Operating Activities

Net cash provided by operating activities amounted to $42.4 million for the six-month period ended June 30, 2025, as compared to $34.1 million for the same period in 2024. This increase in net cash provided by operating activities was mainly attributable to working capital changes and the increase in net income.

Investing Activities

Net cash used in investing activities amounted to nil for the six-month periods ended June 30, 2025 and June 30, 2024.

Financing Activities

Net cash used in financing activities was $32.7 million during the six-month period ended June 30, 2025, as compared to $72.3 million for the same period in 2024, and consisted of: (i) $22.1 million of regular principal payments under the CDBL Lease Financing, (ii) distributions of $9.8 million paid to our common and preferred unitholders during the period (see “Distributions” above) and (iii) $0.8 million paid for the repurchase of common units.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 (UNAUDITED)

DYNAGAS LNG PARTNERS LP

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$77,856	$68,156
Trade accounts receivable		526	1,201
Prepayments and other assets		3,842	3,802
Inventories		937	894
Accrued charter revenue, current portion		894	2,704
Deferred charges, current portion		180	216
Due from related party, current	3	510	1,189
Total current assets		84,745	78,162

FIXED ASSETS, NET:
Vessels, net	2,4	749,312	765,212
Total fixed assets, net		749,312	765,212

OTHER NON-CURRENT ASSETS:
Due from related party	3	1,350	1,350
Deferred charges		565	640
Other receivables, non- current	5	3,297	1,789
Total assets		$839,269	$847,153

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of other financial liabilities, net of unamortized deferred financing fees of $491 and $523, respectively	5	$43,676	$43,644
Trade payables		13,149	13,181
Due to related party	3	1,460	699
Series B Preferred Units (redemption amount $55,000)	8	56,150	—
Accrued liabilities		4,578	5,587
Deferred revenue - Current		620	667
Unearned revenue		16,032	20,118
Total current liabilities		135,665	83,896

NON-CURRENT LIABILITIES:
Deferred revenue		1,013	1,383
Other financial liabilities, net of current portion and unamortized deferred financing fees of $1,416 and $1,651, respectively	5	255,225	277,073
Other payables, non- current		1,508	—
Total non-current liabilities		257,746	278,456

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,530,944 and 36,747,129 units issued and outstanding as at June 30, 2025 and December 31, 2024)	8	372,487	357,949
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at June 30, 2025 and December 31, 2024)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2024)	8	—	53,498
General Partner (35,526 units issued and outstanding as at June 30, 2025 and December 31, 2024)	8	155	138
Total partners’ equity		445,858	484,801
Total liabilities and partners’ equity		$839,269	$847,153

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the six month periods ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Six months ended June 30,
	Note	2025	2024
REVENUES:
Voyage revenues	12	$77,720	$75,670
EXPENSES:
Voyage expenses (including related party)	3, 12	(3,289)	(1,708)
Vessel operating expenses		(16,478)	(15,421)
General and administrative expenses (including related party)	3	(971)	(1,114)
Management fees-related party	3	(3,361)	(3,281)
Depreciation	4	(15,900)	(15,988)
Operating income		$37,721	$38,158

OTHER INCOME/(EXPENSES):
Interest and finance costs	5,10	(11,162)	(18,401)
Interest income		1,066	1,564
Gain on derivative financial instruments, net	11	—	1,668
Loss on debt extinguishment		—	(331)
Other expense		—	(110)
Other, net		(346)	(90)
Total other expenses		(10,442)	(15,700)
Partnership’s Net Income		$27,279	$22,458
Common unitholders’ interest in Net Income		$18,918	$15,951
Series A Preferred unitholders’ interest in Net Income		$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income		$2,936	$3,116
Deemed dividend on Series B Preferred Units	8	$2,031	—
General Partner’s interest in Net Income		$19	$16
Earnings per unit, basic and diluted:	9
Common unit (basic and diluted)		$0.52	$0.43
Weighted average number of units outstanding, basic and diluted:	9
Common units		36,644,628	36,802,247

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Partners’ Equity

For the six month periods ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars—except for unit data)

					Partners’ Capital
	Series A	Series B		General	Series A	Series B		General
	Preferred	Preferred	Common	Partner	Preferred	Preferred	Common	Partner	Total
BALANCE, December 31, 2023	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$321,424	$102	$448,240
—Net income	—	—	—	—	3,375	3,116	15,951	16	22,458
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(3,375)	(3,116)	—	—	(6,491)
BALANCE, June 30, 2024	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$337,375	$118	$464,207

					Partners’ Capital
	Series A	Series B		General	Series A	Series B		General
	Preferred	Preferred	Common	Partner	Preferred	Preferred	Common	Partner	Total
BALANCE, December 31, 2024	3,000,000	2,200,000	36,747,129	35,526	$73,216	$53,498	$357,949	$138	$484,801
—Net income	—	—	—	—	3,375	2,936	20,949	19	27,279
—Repurchase of common units (Note 8)	—	—	(216,185)	—	—	—	(789)	—	(789)
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(3,375)	(2,843)	—	—	(6,218)
—Distributions declared and not paid (preferred units) (Note 8)	—	—	—	—	—	(93)	—	—	(93)
—Distributions declared and paid (common units) (Note 8)	—	—	—	—	—	—	(3,591)	—	(3,591)
— Distributions declared and paid (General Partner units) (Note 8)	—	—	—	—	—	—	—	(2)	(2)
— Redemption of Series B Preferred Units (Note 8)	—	(2,200,000)	—	—	—	(53,498)	—	—	(53,498)
Deemed dividend on Redemption of Series B Preferred Units (Note 8)	—	—	—	—	—	—	(2,031)	—	(2,031)
BALANCE, June 30, 2025	3,000,000	—	36,530,944	35,526	$73,216	$—	$372,487	$155	$445,858

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

		June 30,	June 30,
	Note	2025	2024
Cash flows from Operating Activities:
Net income:		$27,279	$22,458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	15,900	15,988
Amortization of deferred financing fees	5	267	734
Deferred revenue amortization		1,393	3,400
Amortization of deferred charges		107	108
Gain on derivative financial instruments, net	11	—	(1,668)
Loss on Debt extinguishment		—	331
Changes in operating assets and liabilities:
Trade accounts receivable		675	218
Prepayments and other assets		(223)	5,050
Inventories		(42)	(18)
Due from/to related parties		1,440	(2,053)
Deferred expenses		4	(121)
Trade accounts payable		(32)	(1,737)
Accrued liabilities		(827)	(813)
Accrued dividends on Series B Preferred Units	10	529	—
Unearned revenue		(4,086)	(7,766)
Net cash provided by Operating Activities		$42,384	$34,111

Cash flows used in Investing Activities:
Ballast water treatment system installation	4	—	(27)
Net cash used in Investing Activities		$—	$(27)

Cash flows from Financing Activities:
Repurchase of common units, purchase costs	8	(4)	—
Repurchase of common units	8	(785)	—
Distributions declared and paid	8	(9,811)	(6,491)
Proceeds from other financial liabilities	5	—	344,975
Repayment of long-term debt and other financial liabilities	5	(22,084)	(420,642)
Receipt of derivative instruments	11	—	12,235
Payment of deferred financing fees		—	(2,348)
Net cash used in Financing Activities		$(32,684)	$(72,271)

Net increase/ (decrease) in cash and cash equivalents		9,700	(38,187)
Cash and cash equivalents at beginning of the period		68,156	73,752
Cash and cash equivalents at end of the period		$77,856	$35,565

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1. Basis of Presentation and General Information:

Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. Georgios Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended, (the “Omnibus Agreement”) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 Million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.

The Partnership earned in the six months ended as of June 30, 2025, 36% (2024: 34%) of its revenues from Yamal Trade Pte. Ltd. (“Yamal”), which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States, European Union, Canada and other western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia which have not affected LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine.

As there is currently uncertainty regarding the global impact of the conflict, which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ two out of its six vessels to the current charterers and the suspension, termination, or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the lenders.

As of June 30, 2025, the Partnership reported cash and cash equivalents of $77.9 million had a working capital deficit of $50.9 million, which is mainly due to the current portion of its other financial liabilities, as well as to the Series B Preferred Units which are due to be redeemed on July 25, 2025. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest of debt and other financial liabilities, make at least the required distribution on Series A Preferred Units and the redemption of the Series B Preferred Units, in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of June 30, 2025:

Vessel Owning Subsidiaries:

	Country of incorporation/		Delivery date from
Company Name	formation	Vessel Name	shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Noteworthy Shipping Limited (“ Noteworthy ”), (formerly known as Fareastern Shipping Limited)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

1. Basis of Presentation and General Information (continued):

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands

Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes, discussed under our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC, on April 21, 2023 and engaging in other activities incidental thereto.

Dynagas LNG Carriers Ltd. (“Dynagas LNG”) (formerly known as Arctic LNG Carriers Ltd.)	Marshall Islands

Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Noteworthy, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan discussed under Note 5.

Since the Partnership’s inception, the technical, administrative, and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of June 30, 2025, the Partnership’s Sponsor owned 42.7% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S Securities and Exchange Commission (the “SEC”) for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2024 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 10, 2025. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results, and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

1. Basis of Presentation and General Information (continued):

Concentration of Credit Risk

During the six-month periods ended June 30, 2025 and 2024, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2025	2024
A	39%	39%
B	36%	34%
C	25%	27%
Total	100%	100%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Partnership would have incurred if the aforementioned charterers failed completely to perform according to the terms of their respective charter parties, amounted to $526 and $1,201 as of June 30, 2025 and December 31, 2024, respectively.

Provision for Credit Losses

The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of June 30, 2025 and December 31, 2024, was nil. Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its trade accounts receivable. The Partnership is exposed to credit risk in the event of non-performance by the counterparty to the derivative instrument; however, the Partnership limits its exposure by entering into transactions with counterparties with high credit ratings. No allowance was recorded on insurance claims as of June 30, 2025 and December 31, 2024.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

The Partnership has determined that it operates as a single reportable segment, vessel operations. The Partnership’s CODM, its Chief Executive Officer, evaluates performance and allocates resources based on consolidated net income and total consolidated assets.

A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025. There have been no material changes to these policies during the six-month period ended June 30, 2025, except as described below.

Preferred Shares Classification and Reclassification

The Partnership follows the provisions of ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815, “Derivatives and Hedging” to determine the classification of preferred units as permanent equity, temporary equity, or liability.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

A unit that must be redeemed upon or after an event not certain to occur is not accounted for as a liability under ASC 480. Once the event becomes certain, the instrument is reclassified as a liability.

If preferred units become mandatorily redeemable, the Partnership reclassifies them at fair value from equity to liability. The difference between the carrying amount and fair value is treated as a deemed dividend and charged to net income available to common stockholders.

The guidance in ASC 260-10-S99-2 also applies. It states that if an equity-classified preferred stock is subsequently reclassified as a liability, the equity instrument is considered redeemed through the issuance of a debt instrument. Accordingly, the difference between the carrying amount in equity and the fair value as a liability is treated as a dividend for earnings per unit purposes.

Recent Accounting Pronouncements - Not Yet Adopted

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Partnership is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

3. Transactions with related parties:

During the six-month periods ended June 30, 2025 and 2024, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended
	June 30
	2025	2024
Included in voyage expenses (including related party)
Charter hire commissions (a)	$970	$987
Included in general and administrative expenses (including related party)
Executive services fee (b)	$289	$291
Administrative services fee (c)	$60	$60
Management fees-related party
Management fees (a)	$3,361	$3,281

3. Transactions with related parties (continued):

As of June 30, 2025 and December 31, 2024, balances with related parties consisted of the following:

	June 30,	December 31,
	2025	2024
Assets:
Advances granted to the Manager (a)	$510	$1,189
Total assets due from related party, current	$510	$1,189

Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party, non-current	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (b)	$150	$—
Administrative service charges due to Manager (c)	$30	$30
Other Partnership expenses due to Manager (a)	$1,280	$669
Total liabilities due to related party, current	$1,460	$699

(a) Master Management Agreement

The Partnership has entered into a master management agreement (the “Master Agreement”) with Dynagas Ltd. (the “Manager”) for the provision of commercial, technical, crew, accounting and vessel administrative services to the Partnership’s owned or controlled vessels for a technical management fee of an absolute amount of $2,750 per day per vessel commencing on January 1, 2021. Beginning on the first calendar year after the commencement of the Master Agreement and each calendar year thereafter, these fees are adjusted upwards by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such further increase is to be agreed between the Partnership and the Manager and will be reviewed and approved by the Partnership’s Conflicts Committee.

Under the terms of the Master Agreement, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses, and general and administrative expenses that are not covered by the management fees.

The Master Agreement initially terminates on December 31, 2030, and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination. The Manager may also terminate the Master Agreement in the event that the Partnership undergoes a change of control, in which case, subject to and pursuant to the terms of the Master Agreement, the Partnership would be required to pay to the Manager an amount equal to the net present value calculated at a discount rate of 5% per annum of the total aggregate management fees payable from the date of such termination to June 30th in the tenth year following the date of termination based on the number of Vessels managed at the date of termination (as contemplated under the Master Agreement).

During the six-month periods ended June 30, 2025 and 2024, each vessel was charged a daily management fee of $3.1 and $3.0, respectively. During the six-month periods ended June 30, 2025 and 2024, management fees under the vessel Master Agreement amounted to $3,361 and $3,281, respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Agreement also provides for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the six-month periods ended June 30, 2025 and 2024, charter hire commissions under the Master Agreement amounted to $970 and $987, respectively, and are included in Voyage expenses (including related party) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Agreement also provides for an advance equal to three months daily management fee, which shall continue to be maintained during its’ term by the Manager. Such advances as of June 30, 2025 and December 31, 2024, amounted to $1,350, which are separately reflected in Non-Current Assets as Due from related party in the unaudited condensed consolidated balance sheets.

3. Transactions with related parties (continued):

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of June 30, 2025 and December 31, 2024 the amount of $510 and $1,189, was due from the Manager, in relation to these operating expenses.

The Manager also makes payments for other expenses (e.g. extra war risk insurances) on behalf of the Partnership. As of June 30, 2025 and December 31, 2024 amounts of $1,280 and $669, respectively, were due to the Manager in relation to payments for other expenses.

(b) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 thousand per annum (or $579 on the basis of an average Euro/US Dollar exchange rate of €1.0000/$1.0757 in the six-month period ended June 30, 2025), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five-year terms, unless terminated earlier. During the six-month periods ended June 30, 2025 and 2024, executive service fees amounted to $289 and $291 and are included in general and administrative expenses (including related party) in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2025 and December 31, 2024 amounts of $150 and nil, respectively, were due to the Manager in relation to these executive services.

(c) Administrative Services Agreement

On December 30, 2014, and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the six-month periods ended June 30, 2025 and 2024, administrative service fees amounted to $60 and are included in general and administrative expenses (including related party) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

4. Vessels, net:

The amounts in the condensed consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2024	$1,175,834	$(410,622)	$765,212
Depreciation	—	(15,900)	(15,900)
Balance June 30, 2025	$1,175,834	$(426,522)	$749,312

5. Other financial liabilities:

The amounts shown in the condensed consolidated balance sheets are analyzed as follows:

	June 30,	December 31,
Debt instruments	2025	2024
Other financial liabilities	300,808	322,891
Total	$300,808	$322,891
Less deferred financing fees	(1,907)	(2,174)
Total other financial liabilities, net of deferred financing fees	$298,901	$320,717
Less current portion, net of deferred financing fees	$(43,676)	$(43,644)
Other financial liabilities, net of current portion and deferred financing fees	$255,225	$277,073

5. Other financial liabilities (continued):

Other Financial Liabilities - Sale and Leaseback Transactions

CDBL Sale and Leaseback

On June 19, 2024, the Partnership entered into sale and leaseback agreements with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for four of its vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora (“the Four Vessels”) for the amounts of $71,175, $53,625, $73,125 and $147,050, respectively (the “Lease Financing”). On June 27, 2024, the Partnership utilized the proceeds from the Lease Financing, together with $63,667 of its own funds, to fully repay its $675 Million Credit Facility. The Partnership sold and chartered back on a bareboat basis from CDBL, the OB River, the Clean Energy and the Amur River for a period of five years, and the Arctic Aurora for a period of ten years. The applicable interest rate is 3-month term SOFR plus a margin. Following the first anniversary of the bareboat charter, the Partnership has the option at any time to repurchase each vessel at predetermined prices as set forth in each respective agreement. At the end of the bareboat period, the Partnership has the obligation to repurchase the vessels at a price equal to the 20% of the financing amount for the OB River, the Clean Energy and the Amur River and the 15% of the financing amount for the Arctic Aurora.

Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Partnership and the Four Vessels will continue to be recorded as assets on the Partnership’s balance sheet. The Partnership is required to maintain at all times a value maintenance ratio of at least 120% of the charterhire principal. The charterhire principal amortizes in 20 consecutive quarterly installments paid in arrears for the OB River, the Clean Energy and the Amur River and 40 consecutive quarterly installments paid in arrears for the Arctic Aurora. The total charterhire principal as of June 30, 2025 was $300,808.

As of June 30, 2025, the Partnership was in compliance with all financial covenants and non-financial covenants prescribed in CDBL Sale and Leaseback agreements.

The annual principal payments for the Partnership’s outstanding CDBL Sale and Leaseback as of June 30, 2025, required to be made after the balance sheet date were as follows:

Year ending June 30,	Amount
2026	$44,167
2027	44,167
2028	44,167
Thereafter	168,307
Total long-term debt and other financial liabilities	$300,808

The weighted average interest rate on the Partnership’s long-term debt and other financial liabilities for the six-month periods ended June 30, 2025 and 2024 was 6.51% and 8.4%, respectively.

Total interest incurred on long-term debt and other financial liabilities for the six-month periods ended June 30, 2025 and 2024, amounted to $10,366 and $17,590 respectively, and is included in Interest and finance costs (Note 10) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

6. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying condensed consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying condensed consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $1,038 as of June 30, 2025, compared to its carrying value of $1,350 as of the same date.
●	Long-term debt and other financial liabilities: The CDBL Sale and Leaseback discussed in Note 5 has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.
●	Series B Preferred Units: The liability related to the Series B Preferred Units discussed in Note 8, was initially recognized at fair value of $55,528 million on May 27, 2025. The Series B Preferred Units liability was subsequently measured at amortized cost, representing the fixed contractual redemption amount, as of June 30, 2025. The Series B Preferred Units liability had a fair value of $55,770, as of June 30, 2025. Fair value was determined using quoted market prices on the New York Stock Exchange (Level 1 input).

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
●	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and
●	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

7. Commitments and Contingencies:

(a) Long-term leases:

The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses, and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination, or purchase options.

As at June 30, 2025, two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

7. Commitments and Contingencies (continued):

Specifically, as at June 30, 2025 under two of the Partnership’s time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first to be declared at the original termination date and each of the remaining two to be declared at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s future minimum contracted lease payments to be collected (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of June 30, 2025, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2025	71,266
2026	145,268
2027	144,252
2028	93,247
2029 and thereafter	357,380
Total	$811,413

(b) Legal Proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is covered in the event of any liabilities associated with an individual vessel’s actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed (other than that referred below) or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative, and technical management of its vessels pursuant to certain Management Agreement.

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $10,143.
b)	Management fees for the period from July 1, 2025 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $40,504.

8. Partners’ Equity:

Series A Preferred Units:

On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.

Series B Preferred Units:

On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.

Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.

As of June 30, 2025, the Partnership had 36,530,944 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.

Common units repurchase program:

On November 21, 2024, the Partnership’s Board of Directors authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months (the “Common Unit Repurchase Program “). Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b - 18 and/or Rule 10b5 - 1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in the sole discretion of the Partnership’s management team, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Program does not obligate the Partnership to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at the Partnership’s discretion. During the six months ended June 30, 2025, the Partnership re - purchased 216,185 for a total amount of $789.

Full Redemption of Series B Preferred Units

On May 27, 2025, the Partnership issued, a notice of full redemption to the holders of its 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (NYSE:DLNG PRB) (CUSIP No. Y2188B124) (the “Series B Preferred Units”), notifying such holders that the Partnership has elected to exercise its option to redeem all of the issued and outstanding Series B Preferred Units on July 25, 2025 (the “Redemption Date” and such redemption, the “Redemption”).

On July 25, 2025 the Partnership redeemed all of the issued and outstanding Series B Preferred Units. The redemption price was equal to $25.00 per redeemed Series B Preferred Unit, plus $0.45258267, an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared, which was paid in cash on the Redemption Date.

According to the terms of issuance, this redemption option became effective on May 27, 2025, and upon exercise, the redemption became legally enforceable and non-cancellable. Under ASC 480, the Series B Preferred Units meet the definition of a mandatorily redeemable financial instrument, as of May 27, 2025, and as such the Partnership reclassified an amount equal to the fair value of the Series B Preferred Units, which was $55,528, from equity to current liabilities. This amount is presented in Series B Preferred Units in the unaudited condensed consolidated balance sheet. Pursuant to ASC 260-10-S99-2, the difference between the carrying value of the redeemed Series B Preferred Units and their fair value, amounting to $2,031, in total, was recognized as a reduction of Common unitholders’ equity as a deemed dividend, and has been considered in the calculation of Earning per unit (Note 9). The Series B Preferred Units were subsequently measured at amortized cost.

8. Partners’ Equity (continued):

Distributions accrued from May 22, 2025 to May 27, 2025 amounting to $93.0 were recorded as dividends within equity.  Distributions accrued after May 27, 2025, no longer represented equity dividends but rather interest expense associated with the financial liability (ASC 835-30). The accrued dividends from May 27, 2025 up to June 30, 2025, amounting to $529.0, were recognized as interest expense (Note 10). The total amount of $622 of the accrued dividends from May 22, 2025 up to June 30, 2025, has been recorded as part of the Series B Preferred units, which is presented in current liabilities in the unaudited condensed consolidated balance sheet.

Common and General Partner unit distribution provisions:

The Partnership pays distributions in the following manner:

●	first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and
●	second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner, and the holders of the incentive distribution rights (“IDRs”) up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner, and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly
	Distribution Target		General	Holders
	Amount	Unitholders	Partner	of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of June 30, 2024.

Distributions on the Series B Preferred Units were cumulative from the date of original issue and were payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units were payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to the Term Secured Overnight Financing Rate for the applicable three month tenor published by the Chicago Mercantile Exchange plus the Credit Adjusted Three-Month CME Term SOFR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

8. Partners’ Equity (continued):

The Series B Preferred Units were redeemable, in whole or in part, at any time on or after November 22, 2023, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

The Series A Preferred Units represent perpetual equity interests in the Partnership and, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units (of which none are outstanding as of the day of the issuance of the financial statements). Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

Common unit distributions:

On February 6, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended December 31, 2024, of $0.049 per common unit, which was paid on February 27, 2025, to all unitholders of record as of February 24, 2025.

On May 7, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended March 31, 2025, of $0.049 per common unit, which was paid on May 23, 2025, to all unitholders of record as of May 19, 2025.

Series A Preferred unit distributions:

On January 21, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2024 to February 11, 2025. The cash distribution was paid on February 12, 2025, to all Series A preferred unitholders of record as of February 5, 2025.

On April 22, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2025 to May 11, 2025. The cash distribution was paid on May 12, 2025, to all Series A preferred unitholders of record as of May 5, 2025.

Series B Preferred Unit distributions:

On February 4, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.677286319 per unit on its Series B Preferred Units for the period from November 22, 2024 to February 23, 2025. The cash distribution was paid on February 24, 2025, to all Series B Preferred unitholders of record as of February 14, 2025.

On April 28, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.614808 per unit on its Series B Preferred Units for the period from February 24, 2025 to May 22, 2025. The cash distribution was paid on May 22, 2025, to all Series B Preferred unitholders of record as of May 15, 2025.

General Partner Distributions:

During the six-month periods ended June 30, 2025 and 2024, the Board of Directors approved two quarterly cash distributions to its General Partner and holder of the incentive distribution rights in the Partnership, of an amount of $2 and nil, respectively.

9. Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the six-month periods ended June 30, 2025 and 2024.

Following the issuance of the notice of the Redemption of the Series B Preferred Units, on May 27, 2025, the Partnership reclassified its Series B Preferred Units from equity to liabilities. The carrying value of the Series B Preferred Units on the date of reclassification was $53,498, while the fair value is $55,528. According to ASC 260, the $2,031 difference between the carrying amount and the fair value is treated as a deemed dividend and reduces earnings available to common unitholders for the purpose of calculating earnings per unit.

The calculations of the basic and diluted earnings per common unit are presented below:

	Six months ended
	June 30,
	2025	2024
Partnership’s Net income	$27,279	$22,458
Less:
Net Income attributable to preferred unitholders	6,311	6,491
General Partner’s interest in Net Income	19	16
Deemed dividend on redeemable Series B Preferred Units (Note 8)	2,031	—
Net income attributable to common unitholders	$18,918	$15,951
Weighted average number of common units outstanding, basic and diluted	36,644,628	36,802,247
Earnings per common unit, basic and diluted	$0.52	$0.43

10. Interest and Finance Costs:

The amounts in the unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended
	June 30,
	2025	2024
Interest expense (Note 5)	$10,366	$17,590
Amortization of deferred financing fees	267	734
Series B Preferred Units Interest (Note 8)	529	—
Other	—	77
Total	$11,162	$18,401

Following reclassification to liability status on May 27, 2025 (Note 8), distributions accrued on the Series B Preferred Units are no longer presented as dividends but are recognized as interest expense in accordance with ASC 835-30.

For the period May 27, 2025 through June 30, 2025, the Partnership recognized $529.0 of interest expense related to the Series B Preferred Units. As of June 30, 2025, in Interest and Finance Costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income as presented in the table above.

11. Derivative financial instruments:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership had under the $675 Million Credit Facility. The swap transaction, which was effective from June 29, 2020, provided for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. On June 21, 2023 the Partnership signed an agreement with its counterparty for the replacement of the abovementioned fixed 3-month LIBOR rate with the fixed 3-month SOFR rate due to the discontinuation of the LIBOR. The swap agreement expired in September 2024.

For the six month period ended as of June 30 2024, the Partnership recognized a net gain on derivative financial instruments of $1.7 million, which is included in Gain on derivative financial instruments, net in the accompanying unaudited interim condensed consolidated statements of comprehensive income as presented in the table below.

The realized gain on non-hedging interest rate swaps included in “Gain on derivative financial instruments, net” amounted to $12.2 million, for the six-month periods ended June 30, 2024.

Tabular Disclosure of Derivatives Location

The following tables present information with respect to gains on derivative positions reflected in the unaudited interim condensed consolidated Statement of Comprehensive Income.

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Condensed Consolidated Statements of Comprehensive Income

		Six months ended June 30,
	Net Realized and Unrealized Gain Recognized on Statement of Comprehensive Income Location	2025	2024
Interest rate swap	Gain on derivative instruments, net	—	1,668
Total		$—	$1,668

12. Subsequent Events:

(a)

Quarterly Series A Preferred unit cash distribution: On July 23, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period May 12, 2025, to August 11, 2025. The cash distribution was paid on August 12, 2025, to all Series A preferred unitholders of record as of August 5, 2025.

(b)

Full Redemption of Series B Preferred Units: On July 25, 2025, the Partnership paid $25.45258267 per Series B Preferred Unit, which is a total of $55,996 via which it redeemed all of the Series B Preferred Units and paid any accrued distributions to that date.

(c)

Quarterly Common unit cash distribution: On August 7, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended June 30, 2025, of $0.049 per common unit, which was paid on August 29, 2025, to all unitholders of record as of August 25, 2025.